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SOCIETE ANONYME                                                  MAILING ADDRESS:
R.C.LUXEMBOURG B. 12179                                          ALDWYCH HOUSE
REGISTERED OFFICE:                                               71-91 ALDWYCH
23, AVENUE MONTEREY                                              LONDON WC2B 4HN
L-2086 LUXEMBOURG                                                ENGLAND
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January 21, 2000

To Our Holders of Common Shares and Class B Shares:

    On January 14, 2000, Stolt-Nielsen S.A. announced its intention to commence an offer to holders of Common Shares to exchange their Common Shares for an equal number of Class B Shares (or American Depositary Shares, each representing one Class B Share). The Exchange Offer is also being made available to our option holders whereby they may exchange their options to purchase Common Shares for options to purchase Class B Shares. The Exchange Offer will remain open until Friday, February 18, 2000, unless it is extended.

    HOLDERS OF OUR CLASS B SHARES (OR AMERICAN DEPOSITARY SHARES REPRESENTING CLASS B SHARES) ARE RECEIVING THIS LETTER AND THE ENCLOSED MATERIALS FOR THEIR INFORMATION ONLY AND TO COMPLY WITH APPLICABLE REGULATORY REQUIREMENTS, AND SHOULD NOT TAKE ANY ACTION TO PARTICIPATE IN THE EXCHANGE OFFER.

    In 1996, when we first offered Class B Shares to the public, we announced that the Class B Shares would be the Company's principal equity instrument. Since that time, the Class B Shares have generally traded at a premium over the Common Shares. On January 13, 2000, the last trading day before the announcement of the Exchange Offer, the closing sale price on Nasdaq of the Common Shares was $16.50 per share and of the American Depositary Shares was $18.25 per ADS, a price differential of $1.75 (or 11%). This price differential recently has been as great as $3.69 (or 25%). We believe this disparity relates primarily to the greater liquidity of the Class B Shares.

    If successful, the Exchange Offer will result in improved market liquidity of the Class B Shares. We believe that this could result in a higher level of investor interest. If the number of Common Shares outstanding after the termination of the Exchange Offer falls below the Nasdaq requirements, we intend to apply to Nasdaq for delisting of the Common Shares.

    The Class B Shares carry economic rights that are at least equal to the Common Shares. The Class B Shares, however, have very limited rights to vote on matters that require shareholder approval. With respect to voting rights, however, the Stolt-Nielsen family today controls approximately 70% of the votes that can be cast at any shareholder meeting. This is enough to determine the outcome of almost all matters requiring a shareholder vote. Fiducia Ltd., a Bermuda company owned by trusts whose beneficiaries are members of the Stolt-Nielsen family, does not intend to exchange its Common Shares in the Exchange Offer, so the Exchange Offer is not expected to affect the control of the Company in a meaningful way. The directors and executive officers of the Company who are members of the Stolt-Nielsen family have indicated their intention to exchange their Common Shares held outside of Fiducia Ltd., and the other directors and executive officers have indicated their intention to exchange all of their Common Shares and options to purchase Common Shares.

    The Exchange Offer is explained in detail in the enclosed Offering Circular and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the Exchange Offer.

                                          Sincerely,

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                                          Jacob Stolt-Nielsen
                                          Chairman of the Board and
                                          Chief Executive Officer